UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Alex Sadowski

Assistant General Counsel

350 N. Orleans, 3rd Floor South

Chicago, IL 60654

+ 1 312 931 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liaFbilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Strategic Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 56,875,362 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 56,875,362 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,875,362 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.9% (2)
(14)	Type of Reporting Person OO

(1)	Reflects 56,875,362 shares of Class A Common Stock resulting from the mandatory conversion of the Issuer’s Series A-1 Convertible Preferred Stock on February 28, 2013 pursuant to the Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (the “Certificate of Designations”).
(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on approximately 357.6 million shares of Class A Common Stock outstanding as of March 1, 2013, as posted on the Issuer’s website (www.knight.com/investorRelations/StockInformation.asp) on March 1, 2013.

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Holding Company, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,876,442 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,876,442 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 82,876,442 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.2% (2)
(14)	Type of Reporting Person HC, OO

(1)	Reflects 1,067 shares of Class A Common Stock owned by a subsidiary of GETCO Holding and 56,875,362 shares of Class A Common Stock resulting from the mandatory conversion on February 28, 2013 of the Issuer’s Series A-1 Convertible Preferred Stock owned by Getco Holding pursuant to the Certificate of Designations. In addition, Getco Holding and TD Ameritrade may be deemed to have shared voting and shared dispositive power over 26,000,013 shares of the Issuer’s Class A Common Stock owned by TD Ameritrade as a result of certain provisions in the Voting Agreement described in Item 4 of Amendment No. 3 to this Schedule 13D filed on December 19, 2012. Except to the extent Getco Holding or TD Ameritrade may be deemed to have beneficial ownership as a result of such Voting Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is a beneficial owner of such shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on approximately 357.6 million shares of Class A Common Stock outstanding as of March 1, 2013, as posted on the Issuer’s website (www.knight.com/investorRelations/stockInformation.asp) on March 1, 2013.

This Amendment No. 4 amends and supplements Item 5 of the Schedule 13D of GETCO Holding Company, LLC (“Getco Holding”) and GETCO Strategic Investments, LLC (“GSI”) (each a “Reporting Person” and together, the “Reporting Persons”) filed on August 16, 2012 with the Securities and Exchange Commission with respect to the Class A Common Stock, $.01 par value per share (“Common Stock”), of Knight Capital Group, Inc. (the “Issuer”), as amended by Amendment No. 1 filed on November 15, 2012, Amendment No. 2 filed on November 28, 2012 and Amendment No. 3 filed on December 19, 2012. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As reported in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on February 28, 2013, all outstanding shares of the Issuer’s Series A-1 Preferred Stock mandatorily converted to Common Stock pursuant to the terms of the Certificate of Designations.

As a result, GSI now owns 56,875,362 shares of Common Stock, representing approximately 15.9% of the Issuer’s total outstanding Common Stock.

Getco Holding may be deemed to beneficially own 56,876,429 shares of Common Stock beneficially owned by its wholly-owned subsidiaries, including 56,875,362 shares of Common Stock beneficially owned by GSI and 1,067 shares of Common Stock held by another wholly-owned subsidiary, representing, in the aggregate, approximately 15.9% of the Issuer’s total outstanding Common Stock. As a result of the Voting Agreement, Getco Holding may also be deemed to have shared voting power and shared dispositive power with respect to the 26,000,013 shares of Common Stock owned by TD Ameritrade, subject to the conditions and limitations of the Voting Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Getco Holding may be deemed to be the beneficial owner of shares representing, in the aggregate, approximately 23.2% of the Issuer’s total outstanding Common Stock.

All percentages in this section are based on approximately 357.6 million shares of Common Stock outstanding as of March 1, 2013, as posted on the Issuer’s website (www.knight.com/investorRelations/stockInformation.asp) on March 1, 2013.

Number of Shares as to which Getco Holding has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 82,876,442

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 82,876,442

Number of Shares as to which GSI has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 56,875,362

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 56,875,362

Except as set forth in this Item 5, no person other than each respective owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2013

GETCO Holding Company, LLC

By:	/s/ Alex Sadowski
Name: Alex Sadowski
Title: Authorized Signatory

GETCO Strategic Investments, LLC

By:	/s/ Alex Sadowski
Name: Alex Sadowski
Title: Authorized Signatory